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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 68563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cigna Benefits Financing, Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

900 Cottage Grove Rd

(No. and Street)

Bloomfield   CT   06002
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Foley (860) 227-2172

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLC

(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd, Suite 500   Boston   MA   02210
(Address)   (City)   (State)SEC Mail Processing (Zip Code)

CHECK ONE:

FEB 2 8 2020

[✓] Certified Public Accountant
[ ] Public Accountant   Washington, DC
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

Eb.

OATH OR AFFIRMATION

I, Lauren Willerton _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cigna Benefits Financing, Inc _____ , as of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

Laura Matheos
Notary Public My Commission expires 3/31/24

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

As of and for the year ended

DECEMBER 31, 2019

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)
Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Cigna Benefits Financing, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cigna Benefits Financing, Inc. (the "Company") as of December 31, 2019, and the related statements of income, of changes in stockholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 3 to the financial statements, the Company has entered into significant transactions with Connecticut General Life Insurance Company, a related party. As discussed in Note 3 to the financial statements, the Company has entered into significant transactions with Cigna Health & Life Insurance Company, a related party.

Supplemental Information

The accompanying Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: 617-530-5000, F: 617-530-5001, www.pwc.com/us



In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 27, 2020

We have served as the Company's auditor since 2011.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Financial Condition
As of December 31, 2019

(Amounts in thousands, except per share amounts)

	2019
Assets:	
Cash	$256
Other Assets	16
Total Assets	$272
Liabilities:	
Accounts payable and accrued expenses, to affiliate	$93
Income Taxes Payable, to affiliate	1
Total Liabilities	$94
Equity:	
Common stock, $1 par value per share. Authorized and outstanding 1,000 shares	$1
Additional paid-in capital	99
Retained earnings	78
Total Equity	$ 178
Total Liabilities and Equity	$272

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Income
For the Year Ended December 31, 2019

(Amounts in thousands)

	2019
Income:	
Servicing fees from affiliate (see note 3)	$1,134
Expenses:	
Employee compensation and benefits	1,008
General expenses	50
Rent	50
Regulatory fees	7
Other expenses	14
Total Expenses	1,129
Income (Loss) before income taxes	5
Income Tax Expense (Benefit)	1
Net Income	$4

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

(Amounts in thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance January 1, 2019	$1	$99	$67	$167
Net Income	-	-	4	4
Prepaid expenses	-	-	7	7
Balance December 31, 2019	$1	$99	$78	$178

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2019

(Amounts in thousands)

	2019
Cash Flows from operating activities:	
Net Income	$4
Net changes in assets and liabilities:	
Accounts payable and accrued expenses	4
Other assets	(8)
Income taxes payable	3
Net Cash provided by operating activities	3
Cash at beginning of the year	253
Cash at end of the year	$256
Supplemental cash flows disclosures:	
Income tax received from affiliate	$2

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Notes to Financial Statements
December 31, 2019

Note 1 – Organization and Nature of Business

Cigna Benefits Financing, Inc. (the "Company") is a wholly-owned subsidiary of Cigna Investments, Inc. ("CII"), which is an indirect wholly-owned subsidiary of Cigna Corporation ("Cigna"). The Company, formed in 2010, is a broker-dealer company incorporated in the State of Delaware. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). CII provided an initial capital funding of $25 thousand on May 18, 2010. A second capital funding of $975 thousand, requested by FINRA as a condition of membership approval, was provided by CII on October 19, 2010. After receiving FINRA membership approval, the Company commenced operations on January 14, 2011.

The business of the Company consists of supervising the sale and servicing of corporate owned variable life insurance policies issued by its affiliate, Connecticut General Life Insurance Company ("CGLIC"), and its revenue consists solely of revenue from CGLIC.

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation
The Financial Statements of the Company were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is included in the consolidated United States federal income tax return filed by Cigna Corporation, the Company's ultimate parent. Pursuant to the Tax Sharing Agreement with Cigna Corporation, the provision for federal income taxes is computed as if it were filing on a separate return basis, except that benefits arising from credits and net operating losses are allocated to those subsidiaries producing such attributes only to the extent they have been utilized in the consolidated federal income tax provision. Note 5 contains additional information about the Company's income taxes.

Revenue Recognition
Revenue is recognized when a performance obligation is satisfied and reflects the consideration to which the Company expects to be entitled for the services rendered. In accordance with the Expense Sharing and Servicing Agreement with its affiliates, CGLIC and Cigna Health & Life Insurance Company ("CHLIC"), the Company recognizes fee income on a monthly basis. In 2019, CGLIC paid the Company $1,134 thousand for its services.

Other Assets
Other assets consist of software licenses and subscriptions that have been paid in advance and are amortized into expense over the contractual term of the agreement.

Accounting Guidance Adopted January 1, 2019
The Company adopted Accounting Standards Update ("ASU") 2016-02, Leases, as of January 1, 2019. This new guidance requires balance sheet recognition of assets and liabilities arising from leases, as well as additional disclosures regarding the amount, timing and uncertainty of cash flows from leases. The adoption of this ASU did not have a material impact to the Company's financial statements.

Recently Issued Accounting Guidance Not Yet Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses. This new guidance will become effective January 1, 2020 and requires companies to estimate and recognize credit losses for certain financial instruments. The Company has completed its evaluation of the new requirements and the adoption of the new guidance will not have a material impact to the Company's financial statements.

Note 3 – Related Party Transactions

The Company has an Expense Sharing and Servicing Agreement with its affiliates, CGLIC and CHLIC. The Company reimburses CHLIC on a monthly basis for all incurred expenses, including employee compensation and benefits, rent and other general expenses. In 2019, the Company reimbursed CHLIC $1,126 thousand and received servicing fees of $1,134 thousand from CGLIC.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under the SEC Uniform Net Capital Rule, a broker/dealer that does not receive or hold funds or securities for customers nor does it carry accounts for customers is required to maintain net capital of $5 thousand or 6.67% of aggregate indebtedness, whichever is greater. The Company maintained the required minimum net capital at all times during 2019. At December 31, 2019, the Company had net capital of $162 thousand, which was $156 thousand in excess of its required net capital of $6 thousand. The Company had aggregate indebtedness of $94 thousand at December 31, 2019, and its percentage of aggregate indebtedness to net capital was 57.7 at December 31, 2019.

The Company claims exemption from Rule 15c3-3 under the provision of Section k(2)(i).

Note 5 – Income Taxes

The components of income taxes for the year ended December 31 was as follows:

(In 000's)	2019
Current taxes/(benefit)	$1
Deferred taxes	-
Total income tax expense/(benefit)	$1

Total income tax expense for the year ended December 31, 2019 was the same as the amount computed using the nominal federal income tax rate of 21%.

Note 6 – Commitments and Contingencies

The Company has committed to reimburse CHLIC for the expenses incurred under the Expense Sharing and Servicing Agreement on its behalf within 30 days following the close of the month, as specified in the Agreement.

The Company, in its capacity as a broker-dealer, is subject to examination by regulatory agencies and can be subject to litigation and various claims. The Company's management is not aware of any matters that could have a material effect on the Company's results of operations or financial position.

Note 7 – Subsequent Events

The Company is not aware of any events that occurred subsequent to the close of the books or accounts which had a material effect on the financial condition of the Company. In preparing these financial statements, the Company has evaluated events that occurred between the balance sheet date and February 27, 2019, the date the financial statements were available to be issued.

Schedule I
Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

For the Year Ended December 31, 2019
(Amounts in thousands)

	2019
Net Capital	
Total ownership equity qualified for Net Capital	$178
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	178
Less: Nonallowable assets	16
Net Capital before haircuts on securities positions	162
Haircuts on securities	-
Net Capital	$162
Aggregate Indebtedness	
Total A.I. liabilities from Statement of Financial Condition	94
Add:	
Drafts for immediate credit	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$94
Percentage of aggregate indebtedness to net capital	57.7
Computation of Basic Net Capital Requirement	
Minimum net capital required	$6
Excess net capital	156
Net capital less greater of:	
10% of aggregate indebtedness or 120% of minimum net capital required	153

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: There are no material differences between this audited computation of Net Capital (Schedule I) prepared by Cigna Benefits Financing, Inc. and the computation included in the Company's amended Part IIA FOCUS Report as of December 31, 2019.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2019
Schedule II

The company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying Independent Registered Public Accounting Firm's Report.



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Cigna Benefits Financing, Inc.

We have reviewed Cigna Benefits Financing, Inc.'s assertions, included in the accompanying Cigna Benefits Financing, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 27, 2020

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, Massachusetts 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Cigna Benefits Financing, Inc.'s
Exemption Report

Cigna Benefits Financing, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

_____

Cigna Benefits Financing, Inc.

I, <u>Lauren Willerton</u>, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President
Date: February 27, 2020